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                              July 17, 2023

       Harold Dichter
       Deputy General Counsel
       Epic NewCo, Inc.
       2400 Market Street
       Philadelphia, Pennsylvania 19103

                                                        Re: Epic NewCo, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10-12B
                                                            Submitted July 7,
2023
                                                            CIK No. 0001967649

       Dear Harold Dichter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10-12B

       Will NewCo incur any indebtedness prior to or at the time of the distribution?, page 7

   1. We note your disclosure that you anticipate having "approximately $1,500 million of indebtedness upon
completion of the distribution[,]" which you expect to consist of borrowings under "one
or more senior secured term loan facilities." We also note that you expect to enter into a
" $300 million revolving credit facility." Please revise your disclosure here, in the
Risk Factors section, in the Separation and Distribution section, the
                                                        Description of Material
Indebtedness section and elsewhere as appropriate to note
                                                        the material terms of
each of the agreements discussed above, including but not limited to, the parties to the
agreements, the interest rates, the duration of each agreement and the termination
provisions. Please also file the agreements as exhibits to your
 Harold Dichter
Epic NewCo, Inc.
July 17, 2023
Page 2
      registration statement or tell us why you are not required to do so. Refer to Item
      601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Note (h), page 57

2. Autonomous entity adjustments reflect changes in your costs resulting from agreements in place. Changes in costs that are not evidenced by agreements in place would ordinarily not be autonomous entity adjustments. Please tell us your basis for including the first, second and fourth bullet points as autonomous entity adjustments.
       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameHarold Dichter
                                                            Division of
Corporation Finance
Comapany NameEpic NewCo, Inc.
                                                            Office of Trade &
Services
July 17, 2023 Page 2
cc:       Alison Z. Preiss
FirstName LastName